SIGMA LITHIUM SELECTED BY NASDAQ TO RING CLOSING BELL DURING UNITED NATIONS NY CLIMATE WEEK IN RECOGNITION OF SUSTAINABILITY PIONEERISM IN CRITICAL MINERALS

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SUSTAINABILITY EXCELLENCE AT NASDAQ

•	Sigma Lithium was once again selected by Nasdaq to ring the closing bell during New York Climate Week in recognition of its pioneer business strategy of building the largest lithium oxide industrial mineral producer in the Americas in combination with one of the highest sustainability standards in critical minerals.
•	The Company’s recognition by Nasdaq also demonstrates its environmental and social leadership in critical minerals industrialization and mining, delivering environmental excellence and shared prosperity in Brazil’s Lithium Valley.
o	Turned environmental and social commitments into concrete and measurable sustainability action, in one of the most economically disadvantaged regions of South America.
•	Sigma Lithium’s social productive inclusion programs generated significant social and economic development to community members, as part of the prosperity wave ushered in by the critical minerals industrialization in Vale do Jequitinhonha.
o	Over 19,000 jobs delivered prosperity to 80,000 family members, across 12 municipalities.
o	Resulting in unwavering community support for the Company, demonstrated in public hearings for its environmental licenses with over 90% of favourable depositions.
•	The Closing Bell Ceremony will mark the fifth anniversary of Sigma Lithium’s Nasdaq listing, which delivered on its target commitments since commencing trading at Nasdaq in 2021:
o	Becoming the largest producer of lithium oxide concentrate in the Americas.
o	Upholding the highest standards of governance as a publicly traded company, honouring its partner-shareholders.

UNITED NATIONS CLIMATE WEEK IN NEW YORK

•	Sigma Lithium brings a unique perspective, having built the largest lithium oxide concentrate operations in the Americas, contributing to advance the global dialogue on energy security, sustainable industrialization and traceable and responsible critical mineral supply chains.
o	The Company has prominent roles in high-level Climate Week discussions, panels and roundtables hosted by Bloomberg, World Climate Summit, Columbia University and the World Economic Forum.

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Toronto, September 16, 2026 – Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of industrial-mineral lithium oxide concentrate in the Americas¹ and at the intersection of clean energy for data centres and sustainable development, was selected by Nasdaq to ring closing bell during United Nations Climate Week in New York in recognition of upholding one of the highest sustainability standards in critical minerals.

This is a demonstration of Sigma Lithium’s successful pioneer business model combining the highest standards of environmental and social inclusion in the critical minerals industry with shareholder value creation, as it built the fifth largest lithium industrial mineral complex in production globally.

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SUSTAINABILITY EXCELLENCE RECOGNIZED BY NASDAQ

Sigma Lithium was once again selected by Nasdaq to participate in its Closing Bell Ceremony during New York Climate Week, recognizing the Company’s pioneering sustainability leadership and impeccable track record of translating environmental and social principles into measurable action.

This year’s Closing Bell Ceremony carries particular significance, as Sigma Lithium celebrates five years since its Nasdaq listing, marking the Company’s remarkable evolution from pre-construction development into the largest industrial mineral producer of lithium oxide concentrate in the Americas, while maintaining sustainability at the core of the way it has designed, built and operates its business.

Ana Cabral, CEO and Co-Chairperson of Sigma Lithium stated: “Being selected once again to ring the Nasdaq Closing Bell during Climate Week is a recognition of Sigma Lithium’s unique journey. During the last five years we have resiliently navigated volatile lithium price cycles without diluting shareholders, while diplomatically managing through domestic political democratic polarization, multipolar geopolitics, and increased fuel costs resulting from international wars. We are immensely proud of our team for working relentlessly since the inaugural listing in the United States, to deliver on all our business targets and a wave of prosperity to our neighbours in Lithium Valley.”

The Company has turned environmental and social commitments into concrete and measurable sustainability action in one of the most economically disadvantaged regions in South America resulting into unwavering community support for Sigma Lithium, with over 2,000 people demonstrating support for the Company at its last environmental licenses public hearing.

Sigma Lithium believes that its neighbors are fundamental to its success and that the economic opportunities generated by the Company’s operations should translate into lasting benefits for the communities where it operates. As a key economic growth engine in the Vale do Jequitinhonha, Sigma Lithium has contributed to the creation of 19,000 job positions, benefiting approximately 80,000 family members in one of the most economically underserved regions of the State of Minas Gerais.

Health and safety are embedded in “The Sigma Way” of operating, with more than 1,100 days (3 years) without accidents with lost time injury, one of the top employee safety records globally in the battery materials industry. The Company continued to celebrate having zero fatalities since it started activities 14 years ago.

Sigma Lithium has been delivering shared prosperity to the people of Vale do Jequitinhonha as a result of the execution of social programs whose scale reflects their transformational ambition to the lives of thousands of people:

•	Created over 2,000 women micro-entrepreneurs, funding them via microcredit (“Dona de Mim”/“owner of my own”).
•	Enabled the construction of over 1,400 small scale rainwater reservoirs (“Zero Drought”), while retaining agricultural worker in the region and mitigating the cause of mass migrations.
•	Supports several educational programs, including after school and childcare for over 500 children, who will become protagonists in building the future of where their family members reside (“Transformation with Education”).

Created freshwater security for 100% of its neighbouring communities, built individual cisterns in every house replenishing the water with water trucks (“Water for All Program”).

Environmentally, Sigma Lithium has pioneered on delivering the Quintuple Zero Lithium, with:

•	Zero tailing dams
•	Zero use of potable water
•	Zero fatalities since inception (in 2012) and zero work accidents with lost time in more than 1,100 days (three years)
•	Zero use of highly toxic chemicals in industrial or mining operations
•	100% use of renewable electricity

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Sigma operates with some of the lowest levels of vibration, noise and dust in the industry

•	Low dust: over 5x below legal limits
•	Low noise in full compliance within legal limits

•	Low vibrations: barely registering the digital seismograph scale, in full compliance with legal limits

Sigma Lithium has upheld the highest standards of governance as a publicly traded company, honouring its shareholders:

•	Transparency and disclosure
•	Independent board members control the board of directors
•	Spartan approach to corporate costs
•	Well-calibrated reinvestment of cash flows
•	Alignment of interest with management: performance rewarded with equity, instead of cash

UNITED NATIONS CLIMATE WEEK IN NEW YORK

The invitation continues Sigma Lithium’s longstanding presence at Nasdaq during Climate Week, where the Company has previously celebrated significant milestones in its unique approach to sustainable lithium production and socioeconomic development.

During New York Climate Week, Sigma Lithium will also participate in high-level global discussions hosted by Bloomberg, World Climate Summit, Columbia University and the World Economic Forum, engaging with leaders across business, finance, policy and academia. Across these leading global forums, Sigma Lithium will bring its unique perspective as a large-scale producer of critical minerals from Brazil, contributing to the global dialogue on strengthening energy security, advancing sustainable industrialization and building responsible critical mineral supply chains, while demonstrating how the industry can serve as a powerful engine of socioeconomic development and shared prosperity in producing regions.

CREATING SHARED PROSPERITY IN THE JEQUITINHONHA VALLEY

Through the voluntary social programs Dona de Mim, Zero Drought, Water for All and Education that Transforms, the Company supports economic inclusion, water and food security, education, climate resilience and community infrastructure.

More than 2,000 women have benefited from entrepreneurship and microcredit opportunities through Dona de Mim Program; more than 1,400 rainwater collection and storage systems have been built through the Zero Drought Program, strengthening water security and resilience for rural families; through the Water for All Program, 100% of the neighboring community now has access to drinking water; and through the Education that Transforms Program, Sigma Lithium has renovated local schools and supports educational and extracurricular programs for children, helping improve learning environments while expanding opportunities for their development and future.

SIGMA LITHIUM AT NEW YORK CLIMATE WEEK

Sigma Lithium’s participation in New York Climate Week will extend beyond Nasdaq, with the Company joining high-level discussions convened by Bloomberg, World Climate Summit, Columbia University and the World Economic Forum, reinforcing its longstanding commitment to sustainability and active engagement in the global dialogue on energy transition and energy security.

Across these leading forums, Sigma Lithium will bring the perspective of a large-scale industrial producer of critical materials from Brazil, operating at the intersection of mining, clean energy and sustainable development. The Company will contribute to discussions on advancing global energy security and the energy transition through responsible critical mineral supply chains and sustainable industrialization, while highlighting the role these industries can play as engines of socioeconomic inclusion, responsible economic growth and shared prosperity in producing regions.

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SIGMA LITHIUM STRONGLY CONTESTS PRELIMINARY RULING;
OPERATIONS CONTINUE NORMALLY

Sigma Lithium confirms that its mining and industrial operations continue normally. The Company strongly contests the preliminary ruling concerning its environmental licenses and has pursued the legal remedies available under Brazilian law to seek its prompt reversal. Importantly, the dispute has no effect on Sigma Lithium’s mining rights or the ownership of its mining concessions. The matter relates exclusively to surface rights and the potential expropriation of land from small-scale farmers.

Sigma Lithium’s mining and industrial assets and mineral rights remain unaffected by the preliminary ruling. The Company does not hold any mining concessions within either the original or the newly claimed areas proposed for recognition as Quilombolas. Since 2017, the Company’s operations have been measured to be approximately 50% farther from the Afro-Brazilian heritage community than the applicable legal distance threshold.

The preliminary ruling was issued during a holiday period by a judge acting on weekend duty. The Company maintains that the ruling was issued without observance of due process, without adequate legal grounds and without providing the Company with an opportunity to present its environmental technical defense. Sigma Lithium believes the ruling is inconsistent with the prevailing legal framework and applicable jurisprudence and remains confident that, upon full judicial review, Brazil’s strong Rule of Law will prevail, as it has in previous claims brought against the Company that did not ultimately succeed.

Importantly, Sigma Lithium has not been personally served with the preliminary ruling. The decision remains subject to review by the competent appellate courts, before which the Company has presented a robust legal defense seeking its reversal. Sigma Lithium therefore remains firm in its legal position and continues its operations while pursuing all remedies available under Brazilian law.

The preliminary ruling provides for a R$100,000 penalty in the event of non-compliance. This amount does not alter the Company’s assessment of the merits of the case or its confidence in the legal remedies already pursued.

The Company believes that the broader legal framework governing projects located in proximity to traditional communities has generated an evolving and substantial body of administrative and judicial precedent requiring case-specific technical evidence, clearly established territorial boundaries and full observance of due process. According to the Company, comparable claims have frequently been overturned or otherwise failed to prevail upon appellate review, and these principles strongly support its position in the current proceedings.

In recent years, Brazil has experienced an increasing number of territorial claims involving areas located near major infrastructure, mining, agricultural and industrial projects, including claims seeking recognition of progressively larger areas as traditional Quilombola territories. These cases have generated an evolving body of administrative and judicial precedent emphasizing the importance of technical evidence, properly established territorial boundaries and strict adherence to due process.

With respect to the specific claim involving the Company:

•	The number of families and the boundaries of the claimed heritage area have been the subject of controversy within the relevant federal regulatory process. Three contradictory decrees concerning the Quilombola claim were issued within a period of less than one year, including one decree that entirely cancelled the rights arising from the request.
•	The claim alleges that the Company’s operations affect a Quilombola community located more than 12 kilometres away from the operations, exceeding the applicable eight-kilometre distance referenced in the proceedings.
•	The Company conducted a baseline social study of population origins several years prior to initiating operations.
•	According to the Company’s technical evidence, the nearest residence occupied by individuals who self-identify as members of the relevant Quilombola agricultural community is located beyond the referenced 8 kilometre distance.
•	The request for the assignment of agricultural land to establish the claimed Quilombola territory was presented by an individual described in the proceedings as a self-appointed community leader who resides in the city of Araçuaí, approximately 20 kilometres from the claimed heritage area.
•	According to information made public by the 14 heirs of the deceased owner of land within the claimed area, an alleged real-estate arrangement existed between their father and the individual presenting himself as the community leader.
•	The original request sought recognition of approximately 500 hectares (2,3km2 or 1,235 acres).
•	A new request filed in 2025 increased the claimed area to 15,000 hectares (182 km2 or 37,000 acres).

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•	The expanded area claimed in 2025 is larger than the municipality itself and each of 14 neighbouring municipalities in the Jequitinhonha Valley.

Sigma Lithium maintains that the facts and technical evidence demonstrate that its environmental licenses remain legally valid. The Company remains confident that a complete judicial review, supported by the applicable legal framework, established territorial evidence and full observance of due process, will result in the reversal of the preliminary ruling. Sigma Lithium will continue operating normally while firmly defending its rights and pursuing all remedies available under Brazilian law.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or “the Company”), is the largest industrial-mineral producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company runs one of the world’s largest lithium production sites—the fifth largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain.

The Company’s Cleantech Industrial Plant combines the reuse of 80% to 90% of water, zero use of highly toxic chemicals, zero tailings dams and the use of 100% renewable electricity. For more than three years Sigma Lithium has not experienced an accident with lost time. Sigma Lithium currently has a nameplate capacity to produce 330,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Cleantech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double annual production capacity to 580,000 tonnes and plans a Phase 3 expansion to increase this further to 830,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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ASX STATEMENT

This announcement has been authorized for release by Sigma Lithium’s CEO.

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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